Structured Investments
Opportunities in Equities

December 2006 – January 2007

Preliminary Terms No. 168 / Registration Statement No. 333-131266 / Dated December 27, 2006 / Filed pursuant to Rule 433

10.50% to 11.50% HITSSM
Based on Apple Computer, Inc. Common Stock
High Income Trigger SecuritiesSM

HITS offer the opportunity to receive a periodic, above-market, fixed rate coupon in exchange for taking downside exposure to the common stock of an underlying company with only contingent protection against a decline in the underlying stock price. They are for investors who want to receive above-market current income and who are not concerned about principal protection.

S U M M AR Y T E R M S
Issued By:	Morgan Stanley
Maturity:	February 20, 2008
Underlying Stock:	Apple Computer, Inc. common stock (“AAPL Stock”)
Initial Underlying Stock Price:	The price of AAPL Stock on the Pricing Date
Coupon:	10.50% to 11.50% per annum, payable quarterly beginning May 20, 2007. The actual coupon rate will be determined on the Pricing Date.
Payment at Maturity:

If AAPL Stock has not declined to or below the Trigger Level at any time up to and including the Determination Date, the Stated Principal Amount of $10; otherwise a number of shares of the AAPL Stock equal to the Exchange Ratio. The value of such shares will likely be less than the Stated Principal Amount and could be zero.

Trigger Level:	75% of the Initial Underlying Stock Price
Exchange Ratio:	The Stated Principal Amount divided by the Initial Underlying Stock Price, subject to adjustments for corporate events
Determination Date:	February 15, 2008 (2 trading days before the Maturity Date), subject to postponement in the event of certain market disruption events
Stated Principal Amount:	$10
Issue Price:	$10
Expected Pricing Date:	January __, 2007
Settlement Date:	January __, 2007

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-584-6837.

You may access these documents on the SEC web site at www.sec.gov as follows:

Amendment No. 1 to Prospectus Supplement for HITS dated December 21, 2006
Prospectus dated January 25, 2006

10.50% to 11.50% HITS
Based on Apple Computer, Inc. Common Stock

Investment Overview
High Income Trigger SecuritiesSM

The 10.50% to 11.50% Apple Computer, Inc. HITS (the “HITS”) offer you the opportunity to receive a 10.50% to 11.50% annual coupon in exchange for only contingent protection against a decline in AAPL Stock. If AAPL Stock declines to or below the Trigger Level at any time on any day from and including the Pricing Date to and including the Determination Date, the HITS will deliver a fixed number of shares of AAPL Stock at maturity. The value of any shares delivered at maturity per HITS is likely to be less than the Stated Principal Amount, and may be zero. If, during the term of the HITS, AAPL Stock never declines to or below the Trigger Level, the HITS will return 100% of the Stated Principal Amount at maturity. The coupon is paid regardless of the performance of AAPL Stock.

Apple Computer, Inc.

Apple Computer, Inc. designs, manufactures, and markets personal computers and related software, services, peripherals, and networking solutions. Apple Computer, Inc. also designs, develops, and markets a line of portable digital music players along with related accessories and services including the online distribution of third-party music, audio books, music videos, short films, and television shows.

Information as of market close on December 22, 2006

Ticker:	AAPL
Current Stock Price:	$82.20
52 Week High (on 11/27/2006):	$93.159
52 Week Low (on 7/14/2006):	$50.16
Current Dividend Yield:	0%

AAPL Stock is registered under the Exchange Act. Information provided to or filed with the Commission by Apple Computer, Inc. pursuant to the Exchange Act can be located by reference to Commission file number 000-10030 through the Commission’s website at http://www.sec.gov. In addition, information regarding Apple Computer, Inc. may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. See the section called “Underlying Company and Stock—Public Information” in the prospectus supplement for HITS.

These preliminary terms relate only to the HITS offered hereby and do not relate to AAPL Stock or other securities of Apple Computer, Inc. The Issuer has derived all disclosures contained in these preliminary terms regarding Apple Computer, Inc. from the publicly available documents described in the preceding paragraph. In connection with the offering of the HITS, neither the Issuer nor the Agent has participated in the preparation of such documents or made any due diligence inquiry with respect to Apple Computer, Inc. Neither the Issuer nor the Agent makes any representation that such publicly available documents or any other publicly available information regarding Apple Computer, Inc. is accurate or complete.

Neither Issuer nor any of its affiliates makes any representation to you as to the performance of AAPL Stock.

December 2006 – January 2007	Page 2

10.50% to 11.50% HITS
Based on Apple Computer, Inc. Common Stock

Key Investment Rationale

The HITS offer an income orientated strategy linked to AAPL Stock.

■	10.50% to 11.50% interest, which is higher than the current dividend yield of AAPL Stock.

■	Limited potential to participate in any appreciation in AAPL Stock.

■	HITS are not principal protected.

Key Benefits

The HITS pay an above market coupon in exchange for downside exposure to AAPL Stock, with only contingent protection against declines in AAPL Stock. If AAPL Stock declines to or below the Trigger Level at any time on any day from and including the Pricing Date to and including the Determination Date, you will then be subject to full downside exposure.

Enhance Yield	■	A 10.50% to 11.50% annual coupon paid quarterly.
	■	The coupon will be paid regardless of the performance of AAPL Stock.
Best Case Scenarios	■

If AAPL Stock never declines to or below the Trigger Level, the HITS will redeem at maturity for the Stated Principal Amount, resulting in a total return of 10.50% to 11.50% per annum. You will not participate in any appreciation in AAPL Stock.

■

If AAPL Stock declines to or below the Trigger Level and at maturity has subsequently recovered to a level above its price on the Pricing Date, the HITS will redeem for AAPL Stock worth more than the Stated Principal Amount, resulting in a total return that is greater than the coupon of 10.50% to 11.50% per annum.

Worst Case Scenario	■

If AAPL Stock declines to or below the Trigger Level, the HITS will redeem for an amount of AAPL Stock worth substantially less than the Stated Principal Amount and which may approach zero. In this worst case scenario, the HITS will have outperformed AAPL Stock by 10.50% to 11.50% per annum.

Summary of Selected Key Risks (see page 10)

■	No guaranteed return of principal.
■	The HITS will not provide investors with any appreciation in AAPL Stock unless AAPL Stock drops below the Trigger Level and then recovers to a level above the Initial Underlying Stock Price at maturity.
■	Secondary trading may be limited, and the inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.
■

The maturity of the HITS will be accelerated if the closing price of AAPL Stock on any two consecutive trading days is less than $2.00 and you will receive AAPL Stock worth substantially less than the Stated Principal Amount or even zero.

■	Apple Computer, Inc. is not involved in this offering in anyway. Neither the Issuer nor the underwriter has made any due diligence inquiry in connection with this offering.
■	The antidilution adjustments the Calculation Agent is required to make do not cover every corporate event that could affect AAPL Stock.
■	Credit Risk to Morgan Stanley whose credit rating is currently Aa3/A+.
■	The U.S. federal income tax consequences of an investment in the HITS are uncertain.

December 2006 – January 2007	Page 3

10.50% to 11.50% HITS
Based on Apple Computer, Inc. Common Stock

Fact Sheet

The HITS offered are senior unsecured obligations of Morgan Stanley, will pay a coupon of 10.50% to 11.50% per year and will have the terms described in the prospectus supplement for HITS and the prospectus, as supplemented or modified by these preliminary terms. At maturity the HITS will pay either (i) an amount of cash equal to the principal amount of the HITS, or (ii) a number of shares of common stock of Apple Computer, Inc., if the trading price of the common stock of Apple Computer, Inc. decreases to or below the Trigger Price over the term of the HITS. The HITS do not guarantee any return of principal at maturity.

Expected Key Dates
Pricing Date:	Issue Date (Settlement Date):	Maturity Date:

January , 2007	January , 2007 (5 trading days after the Pricing Date)	February 20, 2008

Key Terms
Issuer: Morgan Stanley	Underlying Stock: Apple Computer, Inc. common stock (the “AAPL Stock”)	Initial Underlying Stock Price: AAPL Stock closing price on the Pricing Date

Issue Price:

$10 per HITS

The HITS will be issued at $10 per HITS and the agent’s commissions will be $0.20 per HITS; provided that the price to public and the agent’s commissions for any single transaction to purchase between $1,000,000 to $2,999,999 principal amount of HITS will be $9.9625 per HITS and $0.1625 per HITS, respectively; for any single transaction to purchase between $3,000,000 to $4,999,999 principal amount of HITS will be $9.9438 per HITS and $0.14375 per HITS, respectively; and for any single transaction to purchase $5,000,000 or more principal amount of HITS will be $9.9250 per HITS and $0.125 per HITS, respectively. Selling concessions allowed to dealers in connection with the offering may be reclaimed by the agent, if, within 30 days of the offering, the agent repurchases the HITS distributed by such dealers.

Stated Principal Amount: Coupon: Interest Payment Dates: Payment at Maturity:

$10 per HITS

10.50% to 11.50% per annum. The actual coupon rate will be determined on the Pricing Date.

May 20, 2007, August 20, 2007, November 20, 2007 and the Maturity Date

If the Underlying Stock has not declined to or below the Trigger Price at any time up to and including the Determination Date, the Stated Principal Amount of $10; otherwise a number of shares of the Underlying Stock equal to the Exchange Ratio

Exchange Ratio:	The Stated Principal Amount divided by the Initial Underlying Stock Price, subject to adjustments for corporate events

Trigger Level:	75%

Trigger Price:	$ (25% below the Initial Underlying Stock Price)

Determination Date:	February 15, 2008 (2 trading days before the Maturity Date), subject to postponement in the event of certain market disruption events

Risk Factors:	Please see “Risk Factors” on page 10.

December 2006 – January 2007	Page 4

10.50% to 11.50% HITS
Based on Apple Computer, Inc. Common Stock

General Information

Listing:

Application will be made to list the HITS on the American Stock Exchange under the ticker symbol “APK”, subject to meeting the listing requirements. We do not expect to announce whether the HITS will meet such requirements prior to the pricing of the HITS. If accepted for listing, the HITS will begin trading the day after the Pricing Date.

CUSIP: Minimum Ticketing Size: Tax Consideration:

61750V832

100 HITS

The U.S. federal income tax consequences of an investment in the HITS are uncertain. There is no direct legal authority as to the proper tax treatment of the HITS, and the Issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes. Pursuant to the terms of the HITS and subject to the discussion in the accompanying prospectus supplement for HITS under “United States Federal Taxation,” you agree with the Issuer to treat a HITS as a unit consisting of (i) an option granted by you to the Issuer, to enter into, upon the occurrence of certain events, a forward contract pursuant to which you agree to purchase AAPL Stock from the Issuer at maturity and (ii) a deposit with the Issuer of a fixed amount of cash to secure your obligation under the forward contract. Assuming the characterization of the HITS as set forth above is respected, a portion of the coupon on the HITS will be treated as the Yield on the Deposit, and the remainder will be attributable to the Option Premium, as described in the section of the accompanying prospectus supplement for HITS called “United States Federal Taxation—Tax Treatment of the HITS.” The Yield on the Deposit will be determined as of the pricing date and set forth in the applicable pricing supplement to the accompanying prospectus supplement for HITS.

Please read the discussion under “Risk Factors — Structure Specific Risk Factors” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for HITS concerning the U.S. federal income tax consequences of investing in the HITS.

The Issuer does not render any advice on tax matters. This material is not intended or written to be used, and it cannot be used by any taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under U.S. federal tax laws. You are urged to consult your own tax advisors regarding all aspects of the U.S. federal tax consequences of investing in the HITS, as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Trustee: Calculation Agent: Contact:

The Bank of New York (as successor Trustee to JPMorgan Chase Bank, N.A.)

Morgan Stanley & Co. Incorporated (“MS & Co.”)

You may contact your local Morgan Stanley branch office or our principal executive offices at 1585 Broadway, New York, New York, 10036 (telephone number (866) 477-4776 / (914) 225- 7000)

This offering summary represents a summary of the terms and conditions of the HITS. We encourage you to read the accompanying prospectus supplement for HITS and prospectus related to this offering.

December 2006 – January 2007	Page 5

10.50% to 11.50% HITS
Based on Apple Computer, Inc. Common Stock

How HITS Work

At maturity, HITS will pay either the Stated Principal Amount in cash, or, if the price of the AAPL Stock has decreased to or below the Trigger Level at any time on any day during the term of the HITS, shares of AAPL Stock at the Exchange Ratio. The coupon is paid regardless of the performance of AAPL Stock.

The following payment scenarios review the potential returns on the HITS at maturity.

Payment Scenario 1

AAPL Stock does not fall below the Trigger Level of 75% and you receive a quarterly coupon of 10.50% to 11.50% until maturity with a full return of principal. You will not participate in any appreciation of AAPL Stock.

Payment Scenario 2

AAPL Stock falls below the Trigger Level of 75% and then recovers to a level above the Initial Underlying Stock Price on the Determination Date. You receive a quarterly coupon of 10.50% to 11.50% and the HITS redeem for AAPL Stock at maturity, allowing you to participate in any appreciation of AAPL Stock above the Initial Underlying Stock Price.

Payment Scenario 3

AAPL Stock falls below the Trigger Level of 75% and the HITS redeem at maturity for AAPL Stock worth substantially less than the Stated Principal Amount of the HITS based on the price of AAPL Stock at maturity. You will still receive a quarterly coupon of 10.50% to 11.50% if this occurs.

Hypothetical Payments on the HITS

The examples on the following page illustrate the payment at maturity on the HITS for a range of hypothetical closing prices for AAPL Stock on a hypothetical Determination Date, depending on whether an intraday trading price during the term of the HITS has or has not decreased to or below the Trigger Level.

The examples are based on the following hypothetical values:

Stated Principal Amount:	$10
Initial Underlying Stock Price:	$85 (hypothetical closing price of one share of AAPL Stock on the Pricing Date)
Exchange Ratio:	0.11765 ($10 divided by the hypothetical Initial Share Price)
Trigger Level:	75% of the hypothetical Initial Underlying Stock Price
Trigger Price:	$63.75 (the Trigger Level times the hypothetical Initial Underlying Stock Price)
Annual Coupon:	11%

December 2006 – January 2007	Page 6

10.50% to 11.50% HITS
Based on Apple Computer, Inc. Common Stock

TABLE 1: This table represents the hypothetical payment and the total payment over the term of the HITS (assuming a one-year term) on a $10 investment in the HITS if the trading price of AAPL Stock has not decreased to or below the hypothetical Trigger Price of $63.75 at any time on any trading day from and including the Pricing Date to and including the Determination Date. Consequently, the payment at maturity in each of these examples would be made in cash.

Hypothetical AAPL Stock closing price on Determination Date	Value of cash delivery amount at maturity per HITS	Total quarterly coupon payments per HITS	Value of total payment per HITS
$ 65.00	$10.00	$1.10	$11.10
$ 75.00	$10.00	$1.10	$11.10
$ 85.00	$10.00	$1.10	$11.10
$ 95.00	$10.00	$1.10	$11.10
$105.00	$10.00	$1.10	$11.10
$115.00	$10.00	$1.10	$11.10
$125.00	$10.00	$1.10	$11.10

TABLE 2: This table represents the hypothetical payment at maturity and the total payment over the term of the HITS (assuming a one-year term) on a $10 investment in the HITS if the trading price of AAPL Stock has decreased to or below the hypothetical Trigger Price of $63.75 at any time on any trading day from and including the Pricing Date to and including the Determination Date. Consequently, the payment at maturity in each of these examples would be made by delivery of shares of AAPL Stock.

Hypothetical AAPL Stock closing price on Determination Date	Value of shares of AAPL Stock delivered at maturity per HITS	Total quarterly coupon payments per HITS	Value of total payment per HITS
$ 0.00	$ 0.00	$1.10	$ 1.10
$20.00	$ 2.35	$1.10	$ 3.45
$40.00	$ 4.71	$1.10	$ 5.81
$50.00	$ 5.88	$1.10	$ 6.98
$60.00	$ 7.06	$1.10	$ 8.16
$75.00	$ 8.82	$1.10	$ 9.92
$80.00	$ 9.41	$1.10	$10.51
$85.00	$10.00	$1.10	$11.10
$90.00	$10.59	$1.10	$11.69

Because the trading price of AAPL Stock may be subject to significant fluctuation over the term of the HITS, it is not possible to present a chart or table illustrating the complete range of possible payouts at maturity. The examples of the hypothetical payout calculations above are intended to illustrate how the amount payable to you at maturity will depend both on (a) whether the price of AAPL Stock falls to or below the Trigger Price from and including the Pricing Date to and including the Determination Date and (b) the closing price of AAPL Stock on the Determination Date.

December 2006 – January 2007	Page 7

10.50% to 11.50% HITS
Based on Apple Computer, Inc. Common Stock

Historical Information

The following table sets forth the published high and low closing prices of AAPL Stock for 2003, 2004, 2005 and 2006 through December 22, 2006. The closing price of AAPL Stock on December 22, 2006 was $82.20. The Issuer obtained the closing prices and other information below from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of AAPL Stock as an indication of future performance.

(CUSIP 037833100)	High	Low
2003
First Quarter	7.64	6.90
Second Quarter	9.65	6.56
Third Quarter	11.55	9.55
Fourth Quarter	12.41	9.85
2004
First Quarter	13.96	10.64
Second Quarter	16.85	12.89
Third Quarter	19.38	14.57
Fourth Quarter	34.22	19.15
2005
First Quarter	45.07	31.65
Second Quarter	43.74	34.13
Third Quarter	53.84	36.50
Fourth Quarter	74.98	49.25
2006
First Quarter	85.59	58.71
Second Quarter	71.89	56.02
Third Quarter	77.61	50.67
Fourth Quarter (through December 22, 2006)	91.81	73.23

Historical prices with respect to AAPL Stock have been adjusted for a two-for-one stock split that was effected on February 28, 2005. Apple Computer, Inc. did not pay cash dividends in 2005, 2004 or 2003 on AAPL Stock. The Issuer makes no representation as to the amount of dividends, if any, that Apple Computer, Inc. will pay in the future. In any event, as an investor in the HITS, you will not be entitled to receive dividends, if any, that may be payable on AAPL Stock.

December 2006 – January 2007	Page 8

10.50% to 11.50% HITS
Based on Apple Computer, Inc. Common Stock

The following graph shows the intraday high, low and closing prices for AAPL Stock for the 13 month period from November 22, 2005 to December 22, 2006. The Issuer obtained the closing prices from Bloomberg Financial Markets, without independent verification. You should not take the historical prices of AAPL Stock as an indication of future performance.

AAPL Stock Intraday High, Low and Closing Prices
November 22, 2005 to December 22, 2006

December 2006 – January 2007	Page 9

10.50% to 11.50% HITS
Based on Apple Computer, Inc. Common Stock

Risk Factors

The HITS are financial instruments that are suitable only for investors who are capable of understanding the complexities and risks specific to the HITS. Accordingly, investors should consult their own financial and legal advisors as to the risks entailed by an investment in the HITS and the suitability of such HITS in light of an investor’s particular circumstances.

The following is a non-exhaustive list of certain key risk factors for investors in the HITS. For a complete list of risk factors, please see the accompanying prospectus supplement for HITS and the accompanying prospectus.

Structure Specific Risk Factors

■	No guaranteed return of principal. The payment to investors at maturity will either be (i) cash equal to the principal amount of each HITS or (ii) a number of shares of AAPL Stock, if the trading price of AAPL Stock decreases to or below the Trigger Price over the term of the HITS. If investors receive shares of AAPL Stock at maturity in exchange for each HITS, the value of those shares may be less than the principal amount of each HITS and could be zero.

■	Except in certain circumstances, investors will not participate in any appreciation in the value of AAPL Stock. Generally, investors will not participate in any appreciation in the price of AAPL Stock, and the return on the HITS will be limited to the interest payable on the HITS.

■	Market price influenced by many unpredictable factors. Several factors will influence the value of the HITS in the secondary market. Although the Issuer expects that generally the trading price of AAPL Stock on any day will affect the value of the HITS more than any other single factor, other factors that may influence the value of the HITS include: whether the trading price of AAPL Stock has decreased to or below the Trigger Price at any time on any trading day, the volatility and dividend rate on AAPL Stock, geopolitical conditions and economic, financial, political, regulatory or judicial events, interest and yield rates in the market, the time remaining to the maturity of the HITS, the Issuer’s creditworthiness and the occurrence of certain events affecting AAPL Stock that may or may not require an adjustment to the exchange ratio.

■	Market price influenced by inclusion of commissions and projected profit from hedging activities. The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices. Assuming no change in market conditions or any other relevant factors, the price, if any, at which MS & Co. is willing to purchase HITS in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the HITS, as well as the projected profit included in the cost of hedging the Issuer’s obligations under the HITS.

■	Maturity date of the HITS may be accelerated. The maturity of the HITS will be accelerated if (i) the closing price of AAPL Stock on any two consecutive trading days is less than $2.00 or (ii) there is an event of default with respect to the HITS. The amount payable to the investor will differ depending on the reason for the acceleration and may be substantially less than the principal amount of the HITS.

■	No shareholder rights. Investing in the HITS is not equivalent to investing in AAPL Stock. Investors in the HITS will not have voting rights or rights to receive dividends or other distributions or any other rights with respect to AAPL Stock.

December 2006 – January 2007	Page 10

10.50% to 11.50% HITS
Based on Apple Computer, Inc. Common Stock

■	The HITS may become exchangeable into the common stock of a company other than Apple Computer, Inc. Following certain corporate events relating to AAPL Stock, you may receive at maturity the common stock of a successor corporation to Apple Computer, Inc. The occurrence of such corporate events and the consequent adjustments may materially and adversely affect the market price of the HITS.

■	Antidilution adjustments. Although the Calculation Agent will adjust the amount payable at maturity for certain corporate events affecting AAPL Stock, there may be other corporate events (such as partial tender or exchange offers) for which the Calculation Agent is not required to make any adjustments. If an event occurs that does not require the Calculation Agent to adjust the amount of AAPL Stock payable at maturity, the market price of the HITS may be materially and adversely affected.

■	The U.S. federal income tax consequences of an investment in the HITS are uncertain. There is no direct legal authority as to the proper tax treatment of the HITS, and the Issuer’s counsel has not rendered an opinion as to their proper characterization for U.S. federal income tax purposes.

Please read the discussion under “Fact Sheet — General Information — Tax Considerations” in these preliminary terms and the discussion under “United States Federal Taxation” in the accompanying prospectus supplement for HITS (together, the “Tax Disclosure Sections”) concerning the U.S. federal income tax consequences of investing in the HITS. If the Internal Revenue Service (the “IRS”) were successful in asserting an alternative characterization for the HITS, the timing and character of income on the HITS might differ from the tax treatment described in the Tax Disclosure Sections. The Issuer does not plan to request a ruling from the IRS regarding the tax treatment of the HITS, and the IRS or a court may not agree with the tax treatment described in these preliminary terms and the prospectus supplement for HITS.

Other Risk Factors

■	Secondary trading may be limited. There may be little or no secondary market for the HITS. Application will be made to list the HITS on the American Stock Exchange under the symbol “APK”. Such listing is subject to certain conditions. For a security to be listed on the AMEX, the AMEX requires, among other things, that there be 1 million units and 400 holders of such security. It is not possible to predict whether the HITS will meet the requirements for listing or trade in the secondary market or if such market will be liquid or illiquid. You should be willing to hold your HITS to maturity.

■	No affiliation with Apple Computer, Inc. Apple Computer, Inc. is not an affiliate of the Issuer, is not involved with this offering in any way, and has no obligation to consider the interests of investors in taking any corporate actions that might affect the value of the HITS. The Issuer has not made any due diligence inquiry with respect to Apple Computer, Inc. in connection with this offering.

■	Potential adverse economic interest of the Calculation Agent. The economic interests of MS & Co., as the Calculation Agent and of MS & Co. and other affiliates of the Issuer that will carry out hedging activities related to the HITS or that trade AAPL Stock on a regular basis are potentially adverse to your interests as an investor in the HITS. The hedging or trading activities of the Issuer’s affiliates on or prior to the Pricing Date and during the term of the HITS could adversely affect the price of AAPL Stock on the Pricing Date and at maturity and, as a result, could decrease the amount you may receive on the HITS at maturity. Any of these hedging or trading activities on or prior to the Pricing Date could potentially affect the price of AAPL Stock and, accordingly, potentially increase the Initial Share Price used to calculate the Trigger Price and, therefore, potentially have raised the Trigger Price relative to the price of AAPL Stock absent such hedging or trading activity. Additionally, such hedging or trading activities during the term of the HITS could potentially affect whether the price of AAPL Stock decreases to or below the Trigger Price and, therefore, whether or not you will receive the principal amount of the HITS or shares of

December 2006 – January 2007	Page 11

10.50% to 11.50% HITS
Based on Apple Computer, Inc. Common Stock

AAPL Stock at maturity. Furthermore, if the price of AAPL Stock has decreased to or below the Trigger Price such that you will receive shares of AAPL Stock at maturity, the Issuer’s trading activities prior to or at maturity could adversely affect the value of the shares of AAPL Stock the Issuer will deliver at maturity.

■	Morgan Stanley may engage in business with or involving Apple Computer, Inc. without regard to your interests. The Issuer or its affiliates may presently or from time to time engage in business with Apple Computer, Inc. without regard to your interests, and thus may acquire non-public information about Apple Computer, Inc. Neither the Issuer nor any of its affiliates undertakes to disclose any such information to you. In addition, the Issuer or its affiliates from time to time have published and in the future may publish research reports with respect to Apple Computer, Inc., which may or may not recommend that investors buy or hold AAPL Stock.

For further discussion of these and other risks you should read the section entitled “Risk Factors” beginning on S-7 of the prospectus supplement for HITS. The Issuer also urges you to consult your investment, legal, tax, accounting and other advisers before you invest in the HITS.

December 2006 – January 2007	Page 12